

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

Re: Summit Hotel OP, LP
Amendment No. 1 to Registration Statement on Form S-4
Filed September 23, 2010
File No. 333-168685

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment one of our letter dated September 8, 2010 and the supplemental materials provided. We note that you have only provided supporting documents for some of the studies and reports that you cite in the prospectus. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. We note the following statements by way of example only:

- “In mid-2008, U.S. lodging demand started to decline as a result of the economic recession which caused industry-wide RevPAR to decline for the year, as reported by Smith Travel Research. Throughout 2009, the decrease in lodging demand accelerated, with RevPAR down 16.7% for the year according to Smith Travel Research,” page 150;

- "According to Lodging Econometrics, during the second quarter of 2010, approximately 68,000 new hotel rooms were under construction in the U.S., as compared to approximately 242,000 rooms under construction in the second quarter of 2008, a decline of 72%," page 180; and

- "…according to Bloomberg, upcoming maturities with approximately $28.4 billion of hotel-related commercial mortgage-backed securities, or CMBS, are scheduled to mature through 2013 and a significant number of additional maturities are expected between 2015 and 2017," page 182.

2.   We note your response to comment seven of our letter dated September 8, 2010. Please tell us how the support you have provided us provides a basis for your statement that you are a "leading" hotel owner.

What are the risks I should consider in deciding whether to vote…, page iv

3.   We have reviewed your response to comment 10 of our letter dated September 8, 2010 and reissue that comment in part. Please also include a statement that the REIT may be required to issue stock to satisfy its distribution requirements. Please make conforming changes to the Summary section.

4.   We have reviewed your response to comment 11 of our letter dated September 8, 2010, but we are unable to locate the added disclosure. Please advise.

Distribution Policy, page 80

5.   Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 82. Due to the difficulty in predicting future cash flows, it is not appropriate for owners of hotels, which are not leased to unrelated third parties, to project an initial dividend distribution where there is limited operating history, a change in flags or a change in the management company.

The Merger; The Agreement and Plan of Merger, page 65

6.   We have reviewed your response to comment 33 of our letter dated September 8, 2010 and reissue that comment. On page 159 you refer to various lender consents that you have yet to obtain. Please disclose if receipt of consents from these lenders is a condition to closing of the merger. If so, please disclose if such condition is waivable and if failure to obtain such consents would result in a default or breach of the underlying loan agreements.

Opinion of JMP Securities, page 70

7.	We have reviewed your response to comment 40 of our letter dated September 8, 2010. Please tell us why the actual range is not a definitive stated metric and why the actual range was not used.

Tax Protection Agreements, page 78

8.	Please revise your disclosure to quantify, if practicable, the maximum amount of cash you may be obligated to pay out under the tax protection agreements.

Management's Discussion and Analysis and Results of Operations, page 148

9.	Please disclose the amount of accrued and unpaid priority returns on the Class A and Class A-1 membership interests through a recent practicable date and any additional amounts you expect to pay though the closing date of the IPO.

Franchise Agreements, page 186
Hotel Management Agreements, page 187

10.	We have reviewed your response to comment 49 of our letter dated September 8, 2010. Please confirm that you will provide greater details of your hotel management agreements at such time as you have a clearer understanding of the material terms of the agreements. Please also disclose the terms of your franchise agreements.

Annex D: Opinion of JMP Securities, page D-1

11.	We have reviewed your response to comment 34 of our letter dated September 8, 2010 and note that you have made revisions to the disclosure in the prospectus. We note, however, that the opinion provided by JMP Securities still contains the limitation that the opinion was directed to the special committee only in connection with its consideration of the merger. Please remove this limitation.

Draft Legal Opinion

12.	Please tell us why you have not included an opinion as to the assessability of the OP Units. Please refer to Item 601(b)(5) of Regulation S-K. To the extent the OP Units are assessable, please disclose this fact in the description of the OP Units section in the prospectus and consider including a risk factor.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
        Edward W. Elmore, Esq.
        Hunton & Williams LLP